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                     May 28, 2024

       Peter Chapman
       Executive Vice President and Chief Financial Officer
       HBT Financial, Inc.
       401 North Hershey Rd
       Bloomington, Illinois 61704

                                                        Re: HBT Financial, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 001-39085

       Dear Peter Chapman:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance